Exhibit 99.2

Scailex Corporation Ltd. (“the Company”)

48 Ben Zion Galis St. Segula Industrial Park, Petach Tikva 49277 Israel Telephone: + 972.3.905.7730 — Fax: + 972.3.930.0424

F: 972-3-9300424

February 2, 2009

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464	Tel-Aviv 65202
(via "Magna")	(via "Magna")

Re: Immediate Report on the appointment of a senior officer

1.	Family name and private name: David Piamenta

Identity Number: 28641777

Citizenship / country of incorporation or registration: An individual with an Israeli citizenship

2.	Date of birth: 12/07/1971

3.	Address for sending legal statement: 48 Ben Zion Galis St. Segula Industrial Park, Petach Tikva

4.	Date of beginning of service: 29/09/2008

5.	the position to which he was appointed: Operation Manager of Suny Telecom division

6.	Previous position in the company prior to the appointment: none

7.	Academic education:

Degree	Subject	Name of academic institution
BSc	Business Administration	Champlain College

8.	Major positions during the last 5 years:

Position	Work place	Duration
Executive VP	Dai Israel	2000-2003
CEO	Telit Italy	2004-2007

9.	A senior officer is not filling other positions in the Corporation, in its Subsidiary, in a related company or at interested party.

10.	A senior officer is not a relative of another senior officer or of an interested party in the Corporation.

11.	A senior officer is not holding securities of the corporation